December 1, 2014

Max A. Webb

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tribune Media Company

Amendment No. 1 to the Registration Statement on Form 10-12B

Filed November 14, 2014

File No. 001-08572

Dear Mr. Webb:

This letter sets forth the responses of Tribune Media Company (the “Registrant”) to the comments contained in your letter, dated November 24, 2014, relating to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-08572), filed on November 14, 2014 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 2, as well as four copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement.

Selected Historical Consolidated Financial Data, page 49

1.	Please refer to your measure “Total Segment Adjusted EBITDA” on page 50. It is unclear to us why you refer to “Total Segment Adjusted EBITDA” as we note you do not present this measure in your segment disclosures. Also it appears that this measure represents the whole entity and not a segment. Please revise.

In response to the Staff’s comment, the Registrant has renamed the measure “Total Segment Adjusted EBITDA” to “Adjusted EBITDA” and eliminated the adjustment “Cash distributions from equity investments” from the calculation of “Adjusted EBITDA.”

Max A. Webb	2	December 1, 2014

2.	Please refer to your measure “Adjusted EBITDA” on page 50 and footnote (3). Since it appears that you use Adjusted EBIDTA as both operating and liquidity measures, also reconcile these measures to the most closely comparable GAAP measure of liquidity: cash flow from operations. In addition you should include a prominent presentation of amounts for the three major categories of the statement of cash flows for each period. Please refer to Question 102.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations Non-GAAP Financial measures at www.sec.gov/divisions/corpfin/guidance/ nongaapinterp.htm. Further Item 10(e)(1)(ii)(A) of Regulation S-K prohibits “excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA).”

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 49 and 50 to clarify that the Registrant is using the measure “Adjusted EBITDA” as an operating measure and not as a liquidity measure by, among other things, eliminating the adjustment “Cash distributions from equity investments” from the calculation of “Adjusted EBITDA.”

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 210-2786, or Peter Loughran, Debevoise & Plimpton LLP, at (212) 909-6375, or Morgan Hayes, Debevoise & Plimpton LLP, at (212) 909-6983.

Regards,

/s/ Steven Berns

cc:	Edward Lazarus

Tribune Media Company

Peter Loughran

Debevoise & Plimpton LLP

Morgan Hayes

Debevoise & Plimpton LLP